SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                            ExpressJet Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30218U108
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Chris Kirkpatrick, Esq.
                              Hayman Advisors, L.P.
                           2626 Cole Avenue, Suite 200
                               Dallas, Texas 75204
                                 (214) 347-8050
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 1, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP No. 30218U108                                      Page 2 of 7 Pages
----------------------------------                       -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Hayman Advisors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,948,578
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,948,578
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,948,578
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP No. 30218U108                                      Page 3 of 7 Pages
----------------------------------                       -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Hayman Investments, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,948,578
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,948,578
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,948,578
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP No. 30218U108                                      Page 4 of 7 Pages
----------------------------------                       -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            J. Kyle Bass
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                100
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,948,578
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                100
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,948,578
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,948,678
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN/HC
----------- --------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 22, 2008, as amended by Amendment No. 1 to
Schedule 13D filed with the Commission on January 25, 2008, as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on February 20, 2008 and as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on March 31, 2008 (as amended through this Amendment No. 4, the "Schedule 13D") and is being filed on behalf of Hayman Advisors, L.P., a Delaware limited partnership ("Hayman Advisors"), Hayman Investments, L.L.C., a Texas limited liability company ("Hayman Investments"), and J. Kyle Bass, an individual ("Mr. Bass" and, together with Hayman Advisors and Hayman Investments, the "Reporting Persons"). This Amendment No. 4 relates to the common stock, par value $.01 per share (the "Common Stock"), of ExpressJet Holdings, Inc., a Delaware corporation (the "Company"). Hayman Advisors is the investment advisor to Hayman Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Master Fund"), which directly owns the Shares. Hayman Investments is the general partner of Hayman Advisors, and Mr. Bass is the managing member of Hayman Investments. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the
Schedule 13D. Except as otherwise expressly provided herein, all Items of the
Schedule 13D remain unchanged.

Item 4.   Purpose of the Transaction.

     Item 4 is hereby amended by adding the following thereto:

     On August 28, 2008, the Hayman Parties delivered to the Company timely notice (the "Appointment Notice") of their request that the Board take all necessary action to (i) increase the size of the Board from nine to ten directors and (ii) appoint with immediate effect Mr. Loftus as a director to fill the newly created Class III directorship, with a term expiring at the Company's 2010 Annual Meeting of Stockholders, pursuant to Section 2.1(b) of the Settlement Agreement.

     The foregoing summary of the Appointment Notice does not purport to be complete and is subject to and qualified in its entirety by the full text of the Appointment Notice, filed herewith as Exhibit 99.1 and incorporated herein by reference in its entirety.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) As of the date of this Schedule 13D, Hayman Advisors and Hayman Investments beneficially own 3,948,578 shares of Common Stock, representing 1.8% of the 216,935,501 shares of Common Stock outstanding as of August 5, 2008, as reported in the Issuer's Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008 (the "Reported Shares"). Mr. Bass beneficially owns 3,948,678 shares of Common Stock, representing 1.8% of the Reported Shares. The percentages used herein and in the rest of this statement are calculated based upon the Reported Shares.

     (b) Hayman Advisors, Hayman Investments and Mr. Bass share voting and dispositive power over the 3,948,578 Shares. Mr. Bass has sole voting and dispositive power over the 100 Bass Shares.

     (c) Since the filing of Amendment No. 3 to the Schedule 13D on March 21, 2008, there have been no transactions in the Common Stock by the Reporting Persons.

     (d) Other persons, including Hayman Capital Partners, L.P. and Hayman Capital Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

     (e) On August 1, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock solely on account of an increase in the number of shares of Common Stock outstanding.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is made to Item 4 for a description of the Appointment Notice.

Item 7.   Material to be Filed as Exhibits.

     The following exhibit is filed as an exhibit hereto:

Exhibit 99.1 Letter, dated August 28, 2008, from Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and
               J. Kyle Bass to ExpressJet Holdings, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: August 28, 2008         Hayman Advisors, L.P.

                                   By: Hayman Investments, L.L.C.
                                   Its: General Partner

                                   By:  /s/ J. Kyle Bass
                                        ----------------------------------------
                                        Name:  J. Kyle Bass
                                        Title: Managing Member

                                   Hayman Investments, L.L.C.

                                   By:  /s/ J. Kyle Bass
                                        ----------------------------------------
                                        Name:  J. Kyle Bass
                                        Title: Managing Member

                                   J. Kyle Bass

                                   By:  /s/ J. Kyle Bass
                                        ----------------------------------------
                                   Name:  J. Kyle Bass